SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Thomson Announces the Filing with the SEC of the Form 20-F for the Year Ended December 31, 2007

Paris, April 22, 2008 – On April 21, 2008, Thomson (Euronext Paris: 18453; NYSE: TMS) filed its Annual Report on Form 20-F for the year ended December 31, 2007 with the Securities and Exchange Commission (SEC). The 2007 Form 20-F can be downloaded from the SEC’s website at www.sec.gov or from Thomson’s website at www.thomson.net.

Thomson shareholders and holders of Thomson American Depositary Receipts (ADRs) can request copies of the 2007 Form 20-F including its complete audited financial statements, free of charge, from Thomson, by submitting their request through the “Order Paper Publication” link:

http://www.thomson.net/GlobalEnglish/Corporate/InvestorCenter/annual-reports/Pages/2007.aspx

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

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About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media, Entertainment & Communications clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. For more information: http://www.thomson.net .

Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2008
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer